Exhibit 12

ERP OPERATING LIMITED PARTNERSHIP
Computation of Ratio of Earnings to Combined Fixed Charges

	Six Months Ended June 30,		Year Ended December 31,
	2007	2006	2006	2005	2004	2003	2002

Income from continuing operations	$49,199	$49,795	$86,699	$151,743	$96,756	$104,814	$108,268

Interest expense incurred, net	233,075	203,862	420,894	355,262	299,340	282,358	276,898
Amortization of deferred financing costs	6,162	4,383	8,140	6,391	5,711	5,096	5,176

Earnings before combined fixed charges and preferred distributions	288,436	258,040	515,733	513,396	401,807	392,268	390,342

Preference Unit distributions	(14,840)	(20,168)	(37,113)	(49,642)	(53,746)	(76,435)	(76,615)
Premium on redemption of Preference Units	—	—	(3,965)	(4,359)	—	(20,237)	—
Preference Interest and Junior Preference Unit distributions	(434)	(1,556)	(2,002)	(7,606)	(19,490)	(20,536)	(20,536)
Premium on redemption of Preference Interests	—	(683)	(684)	(4,134)	(1,117)	—	—

Earnings before combined fixed charges	$273,162	$235,633	$471,969	$447,655	$327,454	$275,060	$293,191

Interest expense incurred, net	$233,075	$203,862	$420,894	$355,262	$299,340	$282,358	$276,898
Amortization of deferred financing costs	6,162	4,383	8,140	6,391	5,711	5,096	5,176
Interest capitalized for real estate and unconsolidated entities under development	17,894	7,780	20,734	13,701	13,969	20,647	27,167

Total combined fixed charges	257,131	216,025	449,768	375,354	319,020	308,101	309,241

Preference Unit distributions	14,840	20,168	37,113	49,642	53,746	76,435	76,615
Premium on redemption of Preference Units	—	—	3,965	4,359	—	20,237	—
Preference Interest and Junior Preference Unit distributions	434	1,556	2,002	7,606	19,490	20,536	20,536
Premium on redemption of Preference Interests	—	683	684	4,134	1,117	—	—
Total combined fixed charges and preferred distributions	$272,405	$238,432	$493,532	$441,095	$393,373	$425,309	$406,392

Ratio of earnings before combined fixed charges to total combined fixed charges (1)	1.06	1.09	1.05	1.19	1.03	—	—

Ratio of earnings before combined fixed charges and preferred distributions to total combined fixed charges and preferred distributions (1)	1.06	1.08	1.04	1.16	1.02	—	—

(1) For 2003 and 2002, the coverage deficiencies on both ratios approximated $33.0 million and $16.1 million, respectively. All ratios have been reduced due to the disposition of properties which resulted in the inclusion of those properties in discontinued operations for all periods presented. For 2003, the ratios have been further reduced due to the one-time $20.2 million premium on the redemption of the Series G Preference Units.

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